UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 12 September 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

429 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

MARKET RELEASE

12 September 2016

US FDA APPROVES INVESTIGATIONAL NEW DRUG (IND) APPLICATION FOR

CANTRIXIL™ (TRX-E-002-1) IN OVARIAN CANCER

•    Cantrixil (TRX-E-002-1) is Novogen’s lead development candidate, and is being developed as an intraperitoneal therapy for patients with ovarian cancer

•    Investigational New Drug (IND) application is the key regulatory filing to initiate clinical trials in the United States

•    First-in-human (FIH) phase I study remains on track for initiation in 4Q 2016, as per previous guidance

Sydney, 12th September 2016 – Australian oncology-focused biotechnology company Novogen Ltd (ASX: NRT; NASDAQ: NVGN) today announced that it had received confirmation from the United States Food and Drug Administration (FDA) that the Investigational New Drug (IND) application for Cantrixil (TRX-E-002-1) had been successfully opened, and the phase I study of Cantrixil in patients with ovarian cancer may therefore proceed as planned.

Dr James Garner, CEO of Novogen, commented “we are grateful to the FDA for their thorough and comprehensive review of our submission, and we are pleased to have their approval to move forward with the study. The team is already working alongside Quintiles, our contract research organisation, to make the necessary submissions to human research ethics committees at each of the participating sites, and we continue to anticipate initiation of the phase I study in the fourth quarter of 2016, as previously indicated.”

[ENDS]

Media and Investor Relations	Investor Relations (US)
Glen Zurcher E: glen.zurcher@irdepartment.com.au T: +61 420 249 299	Robert Kennedy E: robert.kennedy@novogen.com T: +1 212 519 9832 / +1 646 662 3574

About the Cantrixil (TRXE-E-002-1) development candidate

Cantrixil is a cyclodextrin-based formulation of the active ingredient, TRX-E-002-1, which has shown in vitro and in vivo anti-cancer activity in a range of tumour types. The Company anticipates that, if approved, the drug product would be used as an intra-peritoneal chemotherapy, either alone or in combination with other agents, and in one or more cancers of the abdominal or pelvic cavity (e.g. ovarian, uterine, colorectal or gastric carcinomas). A first-in-human clinical study is planned to commence in the fourth quarter of 2016.

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an oncology-focused biotechnology company based in Sydney, Australia. Novogen has two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) with the potential to yield first-in-class agents across a range of oncology indications. The three lead molecules Cantrixil, Anisina, and Trilexium are in preclinical development, with the most advanced molecule, Cantrixil, slated to enter clinical trials in late 2016. For more information, please visit: www.novogen.com